September 7, 2022

Re:	Qiniu Limited (CIK: 0001837975) Withdrawal of Registration Statement on Form F-1 File No. 333-255648

Laura Veator

Stephen Krikorian

Alexandra Barone

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Qiniu Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (File No. 333-255648) originally filed by the Company on April 30, 2021, including all exhibits filed therewith and all amendments thereto (the “Registration Statement”), effective as of the date hereof.

The Company has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

Qiniu Limited

By:	/s/ Shiwei Xu
	Name:	Shiwei Xu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

cc:	Li He, James C. Lin, Ran Li of Davis Polk & Wardwell LLP